

August 28, 2006

Mr. Thomas P. McCaffrey
Chief Financial Officer, BE Aerospace Inc.
1400 Corporate Center Way
Wellington, FL 33414

Re: **BE Aerospace, Inc.**
Form 10-K for the fiscal year ended December 31, 2005
File No. 0-18348

Dear Mr. McCaffrey:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, or Jennifer Thompson, Staff Accountant at (202) 551-3737, or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief